SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

December 21, 2004

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-             )

Enclosure: Press release dated December 21, 2004 re. the signature of an agreement for the sale of France Telecom and Canal+ cable activities

France Telecom and CANAL+ Group announce the signature of an agreement for the sale of their cable activities to the private equity firm Cinven and the cable operator Altice.

•	The total transaction amount for France Telecom, CANAL+ Group and TDF is 528 million euros.

•	France Telecom and CANAL+ Group will each retain approximately 20 percent in the new operator.

•	Execution of the agreement is subject to regulatory approval from EU competition authorities, as well as approval from the municipal authorities where the networks operated by France Telecom Cable and NC Numéricable are located.

Paris, December 21, 2004 - France Telecom, CANAL+ Group and TDF announce the signature of an agreement with a consortium comprising private equity firm Cinven and cable operator Altice for the sale of NC Numericable and France Telecom Cable, as well as the cable networks owned by France Telecom and TDF, for a total consideration of 528 million euros. Total proceeds from the sale are 351 million euros for France Telecom, 87 million euros for CANAL+ Group and 90 million euros for TDF. This amount will be adjusted if applicable to take into account the number of networks for which ownership is actually transferred.

France Telecom and CANAL+ Group will each retain approximately 20 percent in the newly formed entity, representing an investment of approximately 37 million euros for each company, corresponding to their interest in shareholders equity.

The signature of this agreement culminates exclusive negotiations since August 2004 between France Telecom and CANAL+ Group with Cinven and Altice. Seeking to play an active role in the progressive consolidation of the cable industry, the two groups signed a Memorandum of Understanding on March 18, 2004, allowing them to combine their cable activities to enable the acquisition of a controlling interest in the resulting entity by new shareholders.

The new entity represents approximately 4.2 million homes passed and approximately 1.7 million active customers at November 30, 2004, providing coverage of 17 of France’s 20 largest cities.

Through this agreement, CANAL+ Group aims to encourage the emergence of a major player in the cable industry and pursue its strategy of making its channels available on all distribution platforms.

The agreement reflects France Telecom’s progressive withdrawal from the cable business while enabling the creation of an integrated cable company that both owns the infrastructure and operates cable services, taking into account the interests of the customers, employees and partners of France Telecom Cable.

The agreement signed with the new partners include terms and conditions allowing France Telecom and the CANAL+ Group to divest their stakes in the medium term.

Upon completion of the transaction, which is expected to close in the first half of 2005, the ownership structure of the new entity will be as follows:

•	50.01 percent for Cinven

•	10.01 percent for Altice

•	19.99 percent for France Telecom

•	19.99 percent for Canal+ Group

France Telecom Press Contacts

Tel : +33 1 44 44 93 93

Nilou du Castel/Bertrand Deronchaine/Caroline Chaize

nilou.ducastel@francetelecom.com

bertrand.deronchaine@francetelecom.com

caroline.chaize@francetelecom.com

CANAL+ Group Press Contacts

Laurence Gallot

Tel. +33 1 71 35 02 22

laurence.gallot@canal-plus.com

Benoît Liva

Tel. +33 1 71 35 01 66

benoit.liva@canal-plus.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: December 21, 2004	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information